Exhibit 99.1

Bona Thanks China’s Film Directors at its ‘Bona’s Night’ Event

BEIJING, January 13, 2011 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), the largest privately owned film distributor in China, today announced that it held an event, “Bona’s night,” in Sanya, China on Wednesday January 12, 2011 to extend its appreciation to all the people that have worked with and supported the Company. Executives of China Film Group, China Mainland Film Directors’ Association, Taiwan Film Directors’ Association, and Hong Kong Film Directors’ Association, along with more than 200 of China’s top directors, actors, and producers attended the event last night.

Bona Chairman and Chief Executive Officer Mr. Yu Dong gave a speech to thank the directors for supporting Bona’s growth during the past 11 years and stated, “It will be another prosperous ten years for Bona, and I’m confident in our company’s future. We’ll continue to be a progressive player in China’s film industry, emphasize high quality in our work and improve the competitiveness of Chinese films in the global market.”

China Film Group Chairman Mr. Han Sanping congratulated Bona on its IPO and said, “China Film Group will continue to work closely with Bona Film Group in terms of film production, distribution, theater circuits, and film-related product development.” Mr. Huang Jianxin, president of the China Mainland Film Directors’ Association, also gave congratulations and expressed its willingness to produce more high quality films with Bona.

Moreover, Mr. Yu Dong shook hands with Ms. Yang Wenhong, vice president of Shanghai Media Group symbolizing the extension of the strategic partnership between the two firms. The partnership allows Shanghai Media Group to utilize a variety of channels to invest in films invested in by Bona. “We are pleased with the close relationship we’ve nurtured with Bona in the past three years,” said Ms. Yang Wenhong. “The ten films we have worked on together all generated good box office results and accolades from the public. Based on the successful experience in the past, we hope to further solidify our relationship with Bona.”

“Bona is speeding up in 2011, as the Company has set higher expectations for both quantity and quality of films compared to 2010,” Mr. Yu Dong stated at the event. “Bona will distribute several films by well-known directors and focus more on the diversity of film genres. 2011 is sure to be an exciting year for Bona.”

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is the largest privately owned film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Europe, Greater China, Korea, Southeast Asia and the United States, invests and produces movies in a variety of genres, owns and operates six movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

In China:

Ms. Crystal Wang

Bona Film Group Limited

Tel: +86-10-6551-0888

Email: wangting@bonafilm.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: bona@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: bona@ogilvy.com